Exhibit 5.3

Suite 900 Purdy’s Wharf Tower One 1959 Upper Water Street Halifax, NS Canada B3J 3N2	Correspondence: P.O. Box 997 Halifax, NS Canada B3J 2X2	Telephone: 902.420.3200 Fax: 902.420.1417 halifax@smss.com www.smss.com	Charles S. Reagh Direct Dial: 902.420.3335 Direct Fax: 902.496.6173 csr@smss.com

File Reference: NS2272-590

September 27, 2004

BOMBARDIER RECREATIONAL PRODUCTS INC.

1061 Parent Street

St-Bruno, QC J3V 6P1

Dear Sirs/Mesdames:

Re:	Exchange of U.S.$200 Million Principal Amount of 8.375% Senior Subordinated Notes due 2013 by Bombardier Recreational Products Inc. (the “Company”)

We have acted as local Nova Scotia counsel to the Company in connection with the proposed issue by the Company of U.S.$200 million principal amount of 8.375% Senior Subordinated Notes due 2013 (the “Exchange Notes”). The Exchange Notes will be issued in exchange for a like principal amount of the Company’s outstanding 8.375% Senior Subordinated Notes due 2013 (the “Original Notes”) pursuant to an Indenture dated as of December 18, 2003 (as amended, supplemented or modified through the date hereof, the “Indenture”) among the Company, certain subsidiary guarantors, including BRP Nova Scotia ULC (“NSULC”), and U.S. Bank National Association, as trustee. Payment of the Exchange Notes is to be guaranteed by NSULC pursuant to Article 11 of the Indenture and evidenced by a notation of guarantee attached to the Exchange Notes. We understand that the Original Notes were not offered in the Province of Nova Scotia.

Documentation

As local Nova Scotia counsel to the Company we have reviewed copies of the form of Exchange Notes, the Indenture and the form of notation of subsidiary guarantee to be executed by NSULC (collectively, the “Documents”).

Jurisdiction and Scope of Opinion

We are solicitors qualified to practice law in the Province of Nova Scotia and we express no opinion as to any laws or any matters governed by any laws other than the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein.

September 27, 2004

Scope of Examinations

In connection with the opinions expressed in this letter, we have considered such questions of law and examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary for the purposes of the opinions expressed in this letter.

In addition to our examination of the Documents as described above, we have examined originals or photostatic copies certified or otherwise identified to our satisfaction, of the following:

(a)	a certificate of status (the “Certificate of Status”) pertaining to NSULC issued on behalf of the Registrar of Joint Stock Companies for the Province of Nova Scotia, dated September 27, 2004;

(b)	the memorandum of association, articles of association, records of corporate proceedings, written resolutions and registers of NSULC contained in the minute book of NSULC;

(c)	resolutions of the directors of NSULC dated December 17, 2003 authorizing the execution and delivery of the Documents by NSULC; and

(d)	a certificate of an officer of NSULC dated the date hereof (the “Officer’s Certificate”).

Assumptions, Qualifications and Reliances

We have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

In expressing the opinions in paragraph 1 below, we have relied solely upon the Certificate of Status.

For purposes of the opinions expressed in this letter, we have assumed that all facts set forth in all certificates supplied, or otherwise conveyed to us, by public officials and in the Officers’ Certificate are true.

Opinions

On the basis of the foregoing, we are of the opinion that:

1.	NSULC is an unlimited company duly incorporated and existing under the laws of the Province of Nova Scotia.

2.	The execution and delivery by NSULC, and the performance by it of its obligations under the guarantee to be endorsed by it on the notation of guarantee attached to the Exchange Notes as contemplated by the Indenture, have been duly authorized by all necessary corporate action on the part of NSULC.

September 27, 2004

Ropes & Gray LLP may rely on the opinion in this letter in delivering an opinion in connection with the issue of the Exchange Notes. We consent to the filing of this opinion with the registration statement of the Company and its subsidiary guarantors with the United States Securities and Exchange Commission under SEC File No. 333-116582 and the inclusion of our name under the caption “Legal Matters” in any prospectus included therein.

Yours truly,

/S/    STEWART MCKELVEY STIRLING SCALES